UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person   G. Chris Andersen,
        Andersen, Weinroth & Co. L.P., 1330 Avenue of the Americas, 36th Floor, New York, New York 10036

2. Date of Event Requiring Statement (Month/Day/Year)   June 11, 2002

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

                            FIELDS TECHNOLOGIES, Inc.

                                      FLDT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line) (X) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
-----------------------------------------------------------------------------------------------------------------------------------|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock                               |(1)                   |I               |  (1)                                          |
-----------------------------------------------------------------------------------------------------------------------------------|

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant  to Purchase    |6/11/02  |3/27/05  |Common Stock  (1)      |(1)      |$0.1725   |I            | (1)                       |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|

      (1) AW Fields Acquisition, LLC ("AW Fields") is the direct beneficial owner of 11,666,667 shares of Common Stock and a warrant to purchase an additional 11,666,667 shares of Common Stock for $0.1725 a share. The management of AW Fields is vested in its Class 1 Member, AWEE II, LLC ("AWEE"); the management of AWEE is vested in its Class 1 Member, Andersen, Weinroth & Co., L.P. ("AW"); and the management of AW is vested in its general partner, A.W. & Co. GP Inc., which is wholly-owned by the Reporting Person and G. Chris Andersen. Accordingly, for purposes of Rule 16a-1(a)(1), each of the Reporting Person and Stephen D. Weinroth may be deemed the beneficial owner of the shares of Common Stock beneficially owned by AW Fields.

      As the Class 1 Member of AW Fields, AWEE is entitled to 20% of all distributions of cash and other property by AW Fields, after the other members of AW Fields have received cash and other property from AW Fields having an aggregate fair value equal to $1,750,000 plus an amount in the nature of interest on $1,750,000, compounded semiannually, at the rate of 10% a year. At present, AW is entitled to all cash and other property distributions AWEE receives from AW Fields. For purposes of Rule 16a-1(a)(2), the Reporting Person, through his interest in AW, may be deemed to have an indirect pecuniary interest in such cash and other property distributions.

                          SIGNATURE OF REPORTING PERSON

                                       /s/ G. Chris Andersen
                                       ---------------------
                                           G. Chris Andersen

                                      DATE

                                  June 12, 2002


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                                  End of Filing